Phillip D. Torrence (269) 337-7702 Fax: (269) 337-7703 ptorrence@honigman.com

September 11, 2015

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Gemphire Therapeutics Inc.
Draft Registration Statement on Form S-1
Submitted September 11, 2015

Ladies and Gentlemen:

On behalf of our client, Gemphire Therapeutics Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) relating to the initial public offering of shares of the Company’s common stock to the staff of the Securities and Exchange Commission (the “Commission”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).  We have separately sent to the Commission a request for confidential treatment of certain portions of Exhibit 10.8 to the Registration Statement, and the Registration Statement submitted herewith contains a redacted version of Exhibit 10.8.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenue during the fiscal year ended December 31, 2014, its most recently completed fiscal year, was less than $1 billion. Please note this information is disclosed in the Company’s statements of comprehensive loss included in the Registration Statement on Page F-4. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 21 days before the Company commences its road show.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Phillip D. Torrence at (269) 337-7702.

Yours sincerely,

/s/ Phillip D. Torrence

Phillip D. Torrence

Cc:	Mina Sooch
David Lowenschuss

360 E. Michigan Avenue, Suite 300 • Kalamazoo, Michigan  49007

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